                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                                PEDIANET.COM,INC.
-------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)





         GEORGIA                                      58-1727874
--------------------------------                      ----------------
(STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION                      IDENTIFICATION
                                                      NUMBER)

1804 Jerome Avenue, Brooklyn, New York                11235
-----------------------------------------             ------------------
(Address of Principal Executive Offices)              (Zip code)

Issuer's Telephone Number:    (718) 332-3994
                              ---------------

Securities to be registered under Section 12(b) of the Act:

  TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED

       None                                          N/A
---------------------              ------------------------------------------

Securities to be Registered under Section 12(g) of the Act:

  TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED

    Common Shares                                    N/A
---------------------              ------------------------------------------

PEDIANET.COM,INC.                  FORM 10-SB

                                PEDIANET.COM,INC.


                                TABLE OF CONTENTS


PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Business...........................................   4

Item 2.  Management's Discussion and Analysis or Plan of Operation.........  10

Item 3.  Description of Property...........................................  13

Item 4. Security Ownership of Certain Beneficial Owners and Management.....  13

Item 5.  Directors, Executive Officers, Promoters and Control Persons......  14

Item 6. Executive Compensation.............................................  16

Item 7.  Certain Relationships and Related Transactions....................  17

PART II  ..................................................................  18

Item 8.  Legal Proceedings.................................................  19

Item 9.  Market for Common Equity and Related Stockholder Matters..........  19

Item 10. Recent Sales of Unregistered Securities...........................  20

Item 11.  Description of Securities........................................  21

Item 12. Indemnification of Directors and Officers.........................  22

PART F/S ..................................................................  23

Item 13. Financial Statements..............................................  23

Disclosure.................................................................  24

PART III ..................................................................  25

Item 15.  Financial Statements and Exhibits................................  26

Other Exhibits.............................................................  27

Signatures.................................................................  28

Item 1.  Description of Business

         PediaNet, Inc. on December 31, 1999 affected a merger with Ultraphonics-USA ("Ultraphonics"), a non-operating entity and Ultraphonics changed its name to PediaNet.com, Inc. ("PediaNet" or the "Company"). On January 14, 2000, PediaNet began trading on the OTCBB under the new symbol "PEDN."

         PediaNet, through its website at www.PediaNet.com is establishing itself as a primary information system, based on internet solutions utilizing a proprietary pediatric software program known as Devset. PediaNet's primary focus is on expedient, internet-based delivery of world-class, up to date, state of the art information. Utilizing the vast communicative power of the Internet, PediaNet provides a wide variety of interactive information and services designed to enhance the lives of children and adolescents regardless of geographic considerations. What differentiates PediaNet from other existing medical internet sites is PediaNet's exclusive dedication of its site to pediatrics. PediaNet is designed to accommodate two types of users:

Public Site:

         This site is for the public-at-large, particularly parents, children and medical students. PediaNet's concentration is on information necessary to cover the issues of children's development and medical care. World-renowned pediatric professionals will have written all materials presented on the public site. Such authorship insures the delivery of the highest caliber of pediatric information to the public. PediaNet not only links the public to medical information but provides interactive avenues of communication between parents and medical professionals.

Professional Site:

         This site is for licensed pediatricians, medical institutions and related industries servicing the world of pediatric medicine. The foundation of the professional site is the development of a private communications network for pediatric professionals, providing them with the software tools necessary for creating a nationwide and, in the future, a worldwide informational pediatric database within PediaNet.

         PediaNet's professional site is for physicians, hospitals, medical professionals, and experts in the pedantic healthcare field, nationally and worldwide and is supported by Devset, a unique proprietary pediatric software. Devset, will be marketed to physicians and other healthcare professionals to enhance their daily practice of pediatrics. Devset is designed to provide an interface between the pediatrician's office or home and the Internet. Utilizing the power of the World Wide Web, PediaNet's professional website will link pediatricians worldwide for professional education and consultation and will offer quick access to vast resources for current newsworthy releases and articles regarding pediatrics and children, including health and legal issues, and discussion groups between health professionals, medical scholars and practitioners.

         PediaNet's professional site amplifies and enhances the practitioners' art and craft, in service to their patients--the children. PediaNet also subscribes to the "HONcode principles" of the Health On the Net Foundation.

Marketing Policy:

         PediaNet's marketing policy is to provide general services, free of charge, to both the public and the pediatric professional community. The main revenue stream will be from specialized services, such as advertising and sponsors, digital space, pediatric internet digital TV, pediatric national database subscription, instructional courses and online conferences.

Plans for Growth:

         In addition to internal growth, PediaNet intends to expand through acquisitions and new product development. While PediaNet has no present agreements to acquire additional companies, it intends to focus on companies that exhibit stable, aggressive growth that would complement the services offered on its website. No assurance can be given that PediaNet will be successful in its endeavors to acquire compatible companies.

Website Design:

         PediaNet has been recognized as the producer of award-winning graphics, layout design and content by the following rating companies:

          o Medsite, the online source for medical information awarded PediaNet "HotMedsite" the highest award for medical content and design;
          o    Webnet awarded Pedianet their highest "5-star rating"; and
          o    EZ Connect awarded the PediaNet site as "Best of the Net."

Ultraphonics-USA Prior to the Merger:

         Ultraphonics was originally incorporated on April 3, 1975 under the laws of the State of Utah under the name of David Thatcher & Sons Enterprises, Inc. Thereafter, on June 4, 1979, its name was changed to Aware Products Corporation.

         In April, 1989 the Company acquired 100% of the Assets subject to Liabilities of Ultraphonics, a Georgia corporation,and changed its name to Ultraphonics-USA. In April 1989, the Company changed its State of Domicile from Utah to Georgia. Ultraphonics was engaged in the design and manufacture of a proprietary ultrasound diagnostic device for the military and industrial use. Ultraphonics discontinued operations in April, 1991 and had no operating activities since that date. On November 17, 1999 the Board of Directors of Ultraphonics approved a 1 for 1000 reverse stock split, entered into negotiations with PediaNet, Inc., a New York corporation, completed a merger with PediaNet, Inc. on December 31, 1999 and changed its name to PediaNet.com, Inc.

PediaNet, Inc. Prior to the Merger:

         PediaNet, Inc. was incorporated in the State of New York on April 22, 1996. The Company has worked since that time to establish itself through its website at www.Pedianet.com as a primary information and interactive communications resource for pediatric health related matters for parents, guardians, children, sponsors, medical and professionals as well as the general public on a worldwide basis. While the majority of PediaNet's business activity centered around its website, there were other integral facets of the Company's operations including Devset, developed to serve Pediatricians, by enhancing their practice through professional access (the "Professional Gateway") of PediaNet website. The Devset software is available to pediatricians and other health care professionals, enabling them to track the growth and developmental milestones of children, report immunizations, perform billing and gather statistical information. Devset also is designed to provide pediatric practitioners with printouts of all patient related data, as well as printouts of diagnoses and treatment in layman's language, making it easier for the patient to understand. Effective on the merger the Company changed its name to PediaNet.com, Inc.

Product Strategy:

PediaNet offers unlimited Internet access to the public and provides the following:


Public Gateway:

Emergency Alerts: Local and national outbreaks of diseases or epidemics highlight this important site. Data from the Center for Disease Control and other professional sources regarding warnings about dangerous health related situations will keep people informed with the latest breaking health emergency information and allow you to react promptly.

Pedia News: PediaNet gathers a wide array of important newsworthy releases and articles regarding children, including health and other matters and puts it quickly at interested persons fingertips. It is the only place that one needs to turn to for quick access to information that may affect your child's health and well being.

Disease Database: PediaNet has a comprehensive, easy to use, searchable list of known illnesses and disorders that are relevant to children and adolescents. These are referenced with all pertinent information, such as common symptoms and effects, aiding in the detection of diseases at the earliest stages.

Simple Rx Guide: The world of prescription and over the counter drugs is continually expanding with new drugs and treatments constantly being approved. This site provides a brief description of drugs, their usage and possible side effects.

Product Recalls and Alerts: Crucial information about toys, games and children's products that may be dangerous or defective can be found here. Users of this site will be able to check regularly to see what toys are currently being recalled and what you should do if you or someone you know owns one. This information is not available everywhere and is a key feature of PediaNet. The information contained here has the potential of possibly saving a child from serious injury or even fatality. PediaNet is committed to help insure the safety of all children.

Development/Growth Chart: By using a special limited version of PediaNets Devset software program, a parent or guardian can see a child's projected development and probable growth up to age eighteen. This points out to parents the average child's developmental abilities at a given age. This feature can also be an invaluable tool for parents sensing that their child is not properly growing physically or developmentally.

Immunization: An ever increasingly health issue for our children is receiving timely and proper immunizations. PediaNet will provide a list of immunizations categorized by age, due date and the reasons for their necessity. At this site, PediaNet will inform the users of any new standards and requirements as they are established.

Resource Center/E-Parent: This new alliance combines EXCEPTIONAL PARENT Magazine's more than a quarter century of caring, with PediaNet's award-winning design and cutting-edge technology and provides users with the following:

               o    Database of Diseases and Disorders;
               o Opportunities to interact with a community of parents, pediatricians, educators and therapists;
               o    Pharmaceutical Information
               o    Links to Disability Organizations
               o    Fresh online reports and stories from EXCEPTIONAL PARENT.

Product Expo: PediaNet is an online source for finding and purchasing products for children of all ages. Working in cooperation with major manufacturers and catalog companies, PediaNet offers and displays a broad array of products and services. Many items to aid and assist those who are physically and mentally challenged are featured here.

Kidz Club Only: This area is for children. Here information, games and entertainment are available specifically for their use and exploration. While at the PediaNet site, the user's child will have an opportunity to open up and develop interpersonal as well as learning skills.

Medical House Calls: Within the legal jurisdiction of the end-user and the development of laws governing the Internet, it may very well be possible to bring a new kind of House Call to the doctor/patient relationship.

Benefits to the End-user: As technology improves, and costs drop, the end-user of PediaNet can expect to:

               o    Receive medical-related, Internet broadcasts;
               o    On-demand download voice/data;
               o    Receive speeches on medical topics;
               o    Receive Internet audio broadcasts of conferences;
               o    Interactive courses;
               o    Interactive seminars;
               o    Receive full-motion video; and

               o    Access interactive applications supplied by advertisers

               These services and more will be available on-demand.

Professional Gateway:

PediaNews Pro: PediaNet gathers a wide array of important, newsworthy releases and articles regarding pediatrics and children, including health and legal issues and puts it quickly at the doctors fingertips.


Discussion Groups: Between Noted medical scholars and practitioners will present forums and seminars.

Experts' Corner: Take advantage of the knowledge and expertise of other medical scholars and practitioners giving their viewpoints on specific medical treatments and cases. PediaNet's professional medical board encourages the submission of special topics that users feel deserve immediate attention.

Journal Reviews: PediaNets medical advisory board will review articles written in major medical journals and contribute their own opinions and independent authoritative articles to this site.

               Hot Topics: This area will present ideas and opinions from out medical advisory board regarding "hot" medical issues.

Services For the Pediatrician

PediaNet Professional site will provide Pediatricians with a summary of the following benefits:

               o Information on-demand which is user friendly and will provide a fluid distribution of content - information critical to the practices of the PediaNet user community;
               o Communications on-demand which will be real-time communications, with world-class Pediatricians; one-on-one, or groups; Telephony, private, conference and video;
               o Online reference data which will include national statistical information; diagnosis, treatment, results, comprehensive summary reference data and Who's Who in Pediatrics.

Planned Products:

         PediaNet plans to continually develop new products and enhance existing products. In response to demonstrated needs of its market, new products or services currently being developed include:

Educational Annex: This area offers the parent or guardian a diverse collection of children's books and software along with new reviews and recommendations. Here too, the parent or guardian will find helpful hints and interesting articles to enhance every child's learning experience and interactive skills. PediaNet will also periodically sponsor educational and fun contests that will award prizes and merchandise to the winning participants.

Pediatric Resource and Referral Guide: A proprietary database of practicing pediatricians and pediatric specialists accessible via PediaNet's custom search engine providing helpful information for locating proper qualified practicing physicians by name, location, specialty or insurance coverage.

Nutrition Center: Proper nutrition is essential for healthy children. PediaNet's world-renowned nutritionists will provide content and guidance in this important area. Diets can be very beneficial to some, yet damaging to others. One will be able to check out this site for a list of various children's specialty diets, their purposes and their side effects.

Resource Center: If you need to find a doctor for a particular problem - you can find one here by turning to our online directory of pediatricians, hospitals and places to get special treatment for particular problems. You can quickly locate the medical help you need, arranged by specialty or geographical location. Organizations specializing in providing aid to children with various afflictions are featured here for fast and convenient access.

Q&A and Chat Center: This is a place where parents, teachers and children can join chat groups and discuss common problems with others who may be experiencing similar problems. Users will also be able to use the Q&A section to direct questions to the PediaNet professionals.

Pharmacy: The world of prescription drugs is continually expanding with new drugs and treatments constantly being approved. This site will give you a comprehensive description of these drugs, their usage and possible side effects as well as an in-depth description of known diseases affecting children, their symptoms and effects.

Devset Pediatric Software: This is a proprietary software package, which tracks growth and developmental milestones and that will be available to physicians and other healthcare professionals. Devset creates a projection of a child's height and weight at age 18. In addition, it will store and transfer immunization records for schools and the Department of Health.

Devset also provides the pediatric practitioner with printouts of all patient related data as well as print outs of diagnosis and treatment in laymen's language for the patient to understand and retain. Using Devset has been proven to be an enhancement to every pediatric practice.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Overview

         The following is a discussion of certain factors affecting PediaNet's results of operations, liquidity and capital resources. You should read the following discussion and analysis in conjunction with the Company's consolidated financial statements and related notes that are included herein.

         The following discussion regarding PediaNet and its business and operations contains "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Results of Operations

Reverse Acquisition

         On December 31, 1999, PediaNet, Inc. merged into Ultraphonics-USA, Inc. In total, 3,730,386 shares of Ultraphonics-USA, Inc. shares of Common Stock were exchanged for the outstanding shares of PediaNet, Inc. This reverse acquisition resulted in the Company acquiring all of the assets, net of liabilities, of Ultraphonics, with a net value of $154,538. Ultraphonics changed its name to PediaNet.com,Inc. Prior to the merger Ultraphonics was engaged in the design and manufacture of proprietary ultrasound diagnostic devices for military and industrial use. Ultraphonics had no operating history since April, 1991.

PediaNet recognizes revenues under the categories of Sponsorships and Website

         PediaNet generated revenues from sponsorship fees and Website income. The Company's sponsorship category contains revenue generated from direct sponsorship. For the year ended December 31, 1999 the Company realized revenues of $1,000 from sponsorship fees. The prior year the Company did not generate any revenue in this category. The Company's website income was derived from advertisers. For the year ended December 31, 1999 the Company experienced a decline of 45% in website advertising revenues to $3,500 as compared to $6,379 for the year ended December 31, 1998. This loss was attributable to non-renewal of the Exceptional Parent Magazine advertising commitment for the year- ended December 31, 1999. The Company has since entered into a new relationship with Exceptional Parent Magazine.

PediaNet plans to recognize additional revenue from design and implementation of Websites and Licensing of Devset

         PediaNet intends to derive future revenues from the design and implementation of their Pediatrics Information Directory System and will offer a number of website services to members of the Pediatrics profession. These potential revenue streams will come from offering website design of Internet home pages for Pediatricians, registration of domain addresses, setup of access service and webmaster service. In addition, the Company's aim is to license and distribute the Devset software and upgrades to Devset module. The Company also plans to generate future revenues from digital space, pediatric internet digital TV, pediatric national database subscriptions, instructional courses and online conferences.

Year ended December 31, 1999 as compared with year ended December 31, 1998

         During the year ended December 31, 1999 as compared to year ended December 31, 1998, the Company's total assets increased 540% over the same period ended December 31, 1998. This increase is attributable to the Private Placement and the proceeds from an offering by Ultraphonics prior to its merger into PediaNet, Inc.

Revenue Total revenue for the Company for the year ended December 31, 1999 declined 29% to $4,500 as compared to $6,379 for the year-ended December 31, 1998. The decline was attributable to a 45% drop in revenue from website income. The Company was able to generate income from Sponsorship fees after a generating no revenue for this category a year earlier. The Company's ability to continue as a going concern is dependent upon our ability to obtain additional debt or equity financing and realize revenues from our website sufficient to cover our overhead.

Operating Expense During the year ended December 31, 1999 the Company experienced an increase of approximately 42% in operating costs and expenses. Operating costs increased to $682,533 from $395,396 from the year ended December 31, 1998. The primary reason for the increase was an increase in cost and expenses associated with selling, general and administrative expenses.

Gains or (Losses) There were no realized gains or losses for the years ended December 31, 1999. The unrealized loss of $25,000 has been personally guaranteed by a shareholder of the Company and has been recorded as accounts receivable - shareholder. Therefore no unrealized gain or loss has been recorded for the year ended December 31, 1999.

         Net Earnings (Loss) During the year ended December 31, 1999 the Company's net earnings (loss) increased 43% to $678,033 as compared to $389,017 for the year ended December 31, 1998. This loss was primarily attributable to an increase in non-cash compensation for services of $330,678 as compared to $5,000, a year earlier. Other categories showed slight increases, decreases or remained the same, such as depreciation expense of $3,562 from $3,410 in 1998, amortization of $77,821 remained unchanged in 1998, slight decrease in accounts payable and accrued expenses to $237,669 from $286,904 in 1998 and an increase in net cash used in operating activities of $28,303 from $15,882. As a result the Net earnings loss per Common Share of the Company's stock, (basic and diluted) increased to ($0.20) from ($0.12) a year ago. Prior to the merger, Ultraphonics had experienced recurring losses and negative cash flows through May 31, 1999 and, as of April 30, 1999, the Company had a stockholder deficiency of approximately $128,000 and was in default on its debt to one of the Company's shareholders. We need to obtain additional financing to support our planned activities and to achieve a level of sales adequate to support our costs structure.

Liquidity and Capital Resources

         As of December 31, 1999, PediaNet had working capital of $151,687. Currently, PediaNet's primary source of cash is advertising revenue, sponsorship and investment capital. The Company believes that it is on its way to becoming the world's largest, most comprehensive assemblage of health-related pediatric sources. The main revenue stream will be from specialized services such as advertising and sponsors, digital space, pediatric internet digital TV, pediatric national database subscriptions, instructional courses and online conferences.

Item. 3  Description of Property

         The Company presently leases space at 1804 Jerome Avenue, Brooklyn, New York 11235. The Company's phone number is 718-332-3994. The present facility is slightly less than 800 square feet and serves as the Company's headquarters and technology center. The Company anticipates that it will be moving into a new facility during the second quarter of this year. The proposed new address will be 15 Westend Avenue, Brooklyn, New York 11235. This facility is described as a storefront property with street level access. This new facility is approximately 1500 square feet and will serve as the corporate headquarters and technology center for the Company. The Company anticipates that they will be able to retain their current phone number.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of February 28, 2000, the number of shares of Common Stock of the Company beneficially owned by all persons known to be holders of more than five percent (5%) of the Company's Common Stock and by all executive officers and directors of the Company individually and as a group.

         (a) Security Ownership of Certain Beneficial Owners

---------------------------------------------------------------------------------------------------------------
Title of          Name and address                            Amount and Nature                  Percentage of
Class             of beneficial owners                        of beneficial ownership            class
---------------------------------------------------------------------------------------------------------------
Common Stock      The Goalkeeper*                             293,661 shares of                  5.5%
                  Group, Limited                              Common Stock
                  c/o Meridian Management
                  Impress House, Douglas
                  Isle of Mann
                  1M99 1EE
                  British Isles
---------------------------------------------------------------------------------------------------------------

         *The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

         (b) Security Ownership of Management

-----------------------------------------------------------------------------------------------------------------------------
Title of                   Name and address                            Amount and Nature                  Percentage of
Class                      of beneficial owners                        of beneficial ownership            shares outstanding
-----------------------------------------------------------------------------------------------------------------------------
Common                     Melvin Koplow, MD* **                       630,000 shares                     11.93%
Stock                      531 Huguenot Avenue
                           Staten Island, New York 10312

Common                     Steven Richter* **                          500,000 shares                      9.47%
Stock                      2226 Ralph Avenue
                           Brooklyn, New York 11234

Common                     Aleksandr Akerman*                          500,000 shares                      9.47%
Stock                      641 88th Street 3C
                           Brooklyn, New York 11228

-----------------------------------------------------------------------------------------------------------------------------
Title of                   Name and address                            Amount and Nature                  Percentage of
Class                      of beneficial owners                        of beneficial ownership            shares outstanding
-----------------------------------------------------------------------------------------------------------------------------
Common                     Shlomo Carlebach*                           500,000 shares                       9.47%
Stock                      1314 Carroll Street
                           Brooklyn, New York 11231

Common                     John DeMauro* **                            375,000 shares                       7.10%
Stock                      577 Raphbun Avenue
                           Staten Island, New York 10312

Total                      All Officers & Directors                    2,505,000 shares                    47.44%
                           as a group beneficially own
-----------------------------------------------------------------------------------------------------------------------------

        * The listed beneficial owners have no rights to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.
       ** Shares are beneficially held jointly with other family members.

         (c) Change in Control

         There are no arrangements, including any pledge by any person of securities of PediaNet, the operation of which may at a subsequent date result in a change in control of the registrant.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The following Table sets forth certain information regarding the executive officers and directors of PediaNet as of February 25, 2000.

------------------------------------------------------------------------------------------------------------------------------
     Name                           Age              Title             Five Year Business Experience
     ----                           ---              -----             -----------------------------
     Melvin D. Koplow               55               CEO               Dr. Melvin Koplow is currently CEO and
                                                     Director*         Director of Informatics for PediaNet. He has
                                                                       been a practicing pediatrician for the past
                                                                       22 years and developer of Devset software, a
                                                                       pediatric growth and developmental tracking
                                                                       software program that was developed in 1984.
                                                                       His current software projects are focused on
                                                                       immunization tracking, electronic billing and
                                                                       pediatric resource information.

    Steven Richter                  57               President         Mr. Richter presently serves as President and
                                                     Director          Director of Marketing. Mr. Richter has been self
                                                                       employed for the past five years and has been a
                                                                       successful entrepreneur and consultant in wholesale
                                                                       consumer electronics field for the past twenty-five
                                                                       years. Starting with amongst many of his achievements
                                                                       he pioneered the distribution of personal computers
                                                                       into the consumer electronics pipeline. Mr. Richter's
                                                                       ability to recognize emerging technologies and
                                                                       consumer trends have made him a known resource.

                                       14

     Name                           Age              Title             Five Year Business Experience
     ----                           ---              -----             -----------------------------
    John Lapore                     43               Secretary         Mr. Lapore presently serves as Corporate
                                                     Director*         Secretary and Director of PediaNet.  In addition
                                                                       Mr. Lapore since 1989 has managed and
                                                                       operated successfully an Allstate Insurance
                                                                       agency.

    Ernest Cifaldi                  39               Treasurer         Mr. Cifaldi presently serves as Corporate
                                                     Director*         Treasurer and Director of PediaNet.  In addition
                                                                       Mr. Cifaldi from 1997 to Present is Senior Vice
                                                                       President in charge of Consolidation, General
                                                                       Ledgers and Control at Solomon Smith Barney.

    Aleksandr Akerman,              51               Director*         Mr. Akerman currently serves as Treasurer and
                                                                       Director of Production.  Mr. Akerman has a
                                                                       Master of Computer Science degree from Moscow
                                                                       University; he served more than 20 years as
                                                                       Deputy Director of Project Development for the
                                                                       Central Bank of U.S.S.R. Mr. Ackerman created
                                                                       the Banking Information System for Moscow Central
                                                                       Bank of the U.S.S.R. Since 1993 Mr. Akerman has
                                                                       been associated with Greycourt, a major computer
                                                                       original equipment manufacturer. He is presently
                                                                       President of Greycourt Inc.

    Shlomo Carlebach                 40              Director*         Mr. Carlebach presently serves Director. In 1993,
                                                                       Mr. Carlebach was one of the founders and
                                                                       President of a major computer original equipment
                                                                       manufacturer Greycourt, which is one of the fastest
                                                                       growing PC companies in the nation. He designed the
                                                                       specifications for Wall Street brokerage computer
                                                                       applications, the first of its kind.

    John DeMauro                     61              Director*         From 1997 to Present Mr. DeMauro has been associated
                                                                       with PediaNet and currently serves as a Director of
                                                                       PediaNet. In 1996 Mr. DeMauro served as an Administrator
                                                                       of Photographers Union, Local 1. From 1995 to 1996 Mr.
                                                                       DeMauro was a private consultant of Employee Benefits.
                                                                       Mr. DeMauro has more than 38 years of business experience
                                                                       with notable expertise in fields of finance and
                                                                       administration. His business tenure includes 7 years of
                                                                       investment banking experience with Lehman Bros.
                                                                       Investment Bankers, as trading department administrator,
                                                                       10 years with Allied Chemical Corp., in a senior
                                                                       financial position, and 21 years with National Maritime
                                                                       Union Pension Trust as Controller and Administrator.
------------------------------------------------------------------------------------------------------------------------------

         * Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

         The Directors of PediaNet hold no other directorship in any other reporting company. PediaNet's significant employees include besides Dr, Melvin
D. Koplow, MD who is CEO and Director of Informatics, Steven Richter, President and Director of Marketing, John Lapore, Corporate Secretary and Director, Ernest Cifaldi, Treasurer and Director, Aleksandr Akerman, Director, Shlomo Carlebach, Director, and John DeMauro, Director. There are no family relationships among the directors or persons nominated or chosen by the Company to become a director.

Item 6. Executive Compensation


                                       Summary Compensation Table
-----------------------------------------------------------------------------------------------------
                                          Annual Compensation                           Long-Term
                                          -------------------                           Compensation
                                                                                        -------------
                                                                                        Awards
                                                                                        -------------
                                                                                        Securities
Name and                                                                                Underlying
Principal Position                  Year    Salary          Bonus                       Options
----------------------              -----   ------          -----                       -------------
Dr. Melvin D. Koplow,MD*            2000     N/A

Steven Richter*                     2000     N/A

John Lapore*                        2000     N/A

Ernest Cifaldi*                     2000     N/A

Shlomo Carlebach*                   N/A      N/A

Aleksandr Akerman*                  N/A      N/A

John DeMauro*                       N/A      N/A
-----------------------------------------------------------------------------------------------------

         *There is no annual compensation for the officers and directors of the Company. However, the Board of Directors has adopted a Board Resolution in January, 2000 whereby Options will be granted annually to the Directors. Options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $1.50 per share in whole or in part during each year they are awarded the right to purchase such options. Additionally Officers of the Company receive annually Options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $1.50 per share in whole or in part during each year they are awarded the right to purchase such options.

Employment Agreement

         PediaNet, provided John DeMauro, as part of his employment agreement of October 8, 1996, an Option to purchase 125,000 shares of common stock at one cent ($.01) per share and an additional 100,000 shares at either ten percent (10%) of an initial public offering by the Company, at takeover price offer, any buyout price, private sale price or book value price, as defined under the terms of that employment agreement. This employment agreement was terminated but John DeMauro retained the options.

Stock Option Agreements

         The Board of Directors of the Company on January 2, 2000 met and adopted a board resolution by unanimous consent to grant Options to the officers and directors of the Company. The Company determined that options may be granted at prices not equal to the fair market value of the Company's Common Stock at the date of issue. The following individuals were granted options exercisable at $1.50 per share, all of which expire on January 3, 2005 to purchase shares of Common Stock in the following amount:

Dr. Melvin D. Koplow, MD, Chief Executive Officer 150,000 shares

Steven Richter, President 150,000 shares

John Lapore, Secretary 40,000 shares

John DeMauro, Director 150,000 shares

Aleksandr Akerman, Director 100,000 shares

Item 7.  Certain Relationships and Related Transactions

         The Company presently sub-leases its facilities on a month-to-month basis from Aleksandr Akerman, a Director and shareholder who has forgiven all rent payments. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999 and December 31, 1998 has been credited to additional paid in capital. See "FINANCIALS STATEMENTS NOTE 8."

         On December 31, 1999 when PediaNet, Inc. merged into Ultraphonics, the Company assumed a liability of a shareholder loan, in the principal amount of $43,611 which was in default at the time of the reverse merger. In addition to the principal amount there was accrued interests of $55,358 and accrued fees and court costs amounting to $18,876 associated with this liability. See MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION--OTHER EXPENSES' AND "FINANCIAL STATEMENTS NOTE 3."

                                     PART II

Item 8.  Legal Proceedings

         The Company is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

Item 9.  Market for Common Equity and Related Stockholder Matters

         PediaNet's Common Stock is currently traded on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "PEDN." The Company is presently not required to file reports with the SEC pursuant to the Exchange Act. However, under the OTC Eligibility Rule, effective January 4, 1999, companies whose securities are quoted on the OTCBB are required to file periodic reports with the SEC to continue quoting their securities (the "Eligibility Rule"). In order to comply with the Eligibility Rule, most companies will register their securities under the Exchange Act on Form 10 or (Form 10-SB if a small business issuer, as is the case with PediaNet). The Eligibility Rule currently provides that an issuer reach "no comment" status prior to its scheduled phase-in date in order to avoid being delisted. PediaNet's scheduled phase-in date is May 3, 2000. No assurances can be given that PediaNets Form 10-SB filing will be effective in time to sustain an active public trading market.

         The following table sets forth the range of the high and low closing bid prices per share of PediaNet's Common Stock during each of the calendar quarters identified below. These bid prices were obtained from the Standard & Poor's Comstock, and do not necessarily reflect actual transactions, retail markups, markdowns or commissions. Based on the very limited public float and trading in PediaNet's Common Stock, PediaNet believes that such data is anecdotal and may bear no relation to the true value of PediaNet's Common Stock or the range of prices that would prevail in a liquid market.

         The high and low bid sales prices for the equity for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included are as follows:

--------------------------------------------------------------------------------------------------------
Year     Quarter  High Bid          Low Bid                   Year     Quarter  High Bid         Low Bid
1998     1st*     N/A               N/A                       1999     1st*     N/A              N/A
1998     2nd*     N/A               N/A                       1999     2nd*     N/A              N/A
1998     3rd*     N/A               N/A                       1999     3rd*     N/A              N/A
1998     4th*     N/A               N/A                       1999     4th      0.625            0.25
--------------------------------------------------------------------------------------------------------

* Prior to the merger Ultraphonics securities were inactive until December 13, 1999, when trading resumed under the symbol ULPC. Following the merger and a change in the stock symbol to PEDN to reflect the new merged Company, PediaNet began trading on the Over-the-Counter Bulletin Board under the new symbol on January 11 of 2000.

Item 10. Recent Sales of Unregistered Securities

         On December 28, 1999 Ultraphonics closed on a private placement pursuant to Rule 504 of Regulation D in which Ultraphonics raised $1,000,000 in a combination of cash, promissory notes and shares of common stock in another publicly traded company. Pursuant to the Offering the Company sold:

         900,000 shares of the Company's Common Stock at $0.22 per share for
(a) $133,012 in cash; (b) $14,982 in Notes; and (c) $50,006 in marketable securities;

         410,000 Warrants at $.01 per Warrant exercisable at $.01 per share;

         As part of the offering the Company sold a $793,800 1 Year, 10% Convertible Promissory Note (the "Convertible Note) convertible into shares of common stock of the Company at $1.50 per share. The Convertible Note is due December 28, 2000. The Convertible Note was purchased by the purchaser issuing to the Company, a 6 Month promissory note (the "Investor Note"). The Investor
Note is callable by the Company in 25% increments in certain circumstances:

         The Convertible Note is convertible into 529,200 shares of the Company's Common Stock. Interest is payable on the due date.

   The proceeds to Ultraphonics, were used for working capital for the Company after the merger with PediaNet, Inc.

Item 11.  Description of Securities

Common Stock                                The authorized capital stock of PediaNet consists of 50,000,000, shares of Common Stock, par value $0.001 of which 5,278,560 are issued and outstanding as of March 6, 2000. All outstanding shares of Common Stock are fully paid and non-assessable.  Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote.

Preferred Stock:                            The Company is also authorized to issue 10,000,000, shares of
                                            Preferred Stock, par value $0.10 per share of which 1,678 shares are issued and outstanding as of March 6,2000.  Each holder of record of Preferred Stock is entitled to exchange one share of
                                            Preferred Stock into one share of Common Stock on a one to one basis.

Warrants:                                   The Company has 410,000 Warrants outstanding. Each Warrant is exercisable at $.01 per share to purchase 410,000 shares of
                                            Common Stock.

Convertible Promissory Note:                A 1 year, 10%, $793,800 Convertible Promissory Note (the
                                            "Convertible Note") convertible into shares of common stock of the
                                            Company at $1.50 per share.  The Convertible Promissory Note is due
                                            December 28, 2000 and is convertible into 529,200 shares of the
                                            Company's Common Stock.

Item 12. Indemnification of Directors and Officers

         The Company, may by virtue of section 722 of the Georgia Business Corporation Law,("GBCL") indemnify any person made a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director of officer of the corporation, against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation under section 717 or section 715(h), respectively, of the GBCL. Such indemnification shall in no case include amounts paid in settling or otherwise disposing of threatened action, or a pending action with or without court approval, or expenses incurred in defending a threatened action, or a pending action with or without court approval, or expenses incurred in defending a threatened action, or a pending action which is settled or otherwise disposed of without court approval. The comprehensive statutory provisions for indemnification of officers and directors sets forth the public policy of the state as to this matter, and no provision to the contrary, whether found in the certificate of incorporation, by-laws, shareholders' or directors' resolution, agreement, or court order is valid "unless consistent" with the GBCL.

                               PEDIANET.com, INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 and 1998

                               PEDIANET.com, INC.

                          INDEX TO FINANCIAL STATEMENTS


                                                                          PAGE
                                                                          ----

Independent Auditors Report                                                1-2

Financial Statements:

  Balance Sheets,
   December 31, 1999 and 1998                                               3

  Statement of Operations, Years
   Ended December 31, 1999, 1998
   and 1997                                                                 4

Statement of Stockholders' Deficiency
   Years Ended December 31, 1999,                                           5
   1998 and 1997

Statement of Cash Flows, Years Ended
   December 31, 1999, 1998 and 1997                                         6

Notes to Financial Statements                                              7-15

                          INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders of
PediaNet.com, Inc.

We have audited the accompanying balance sheets of PediaNet. com, inc. (the "Company") as of December 31, 1999 and the related statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of management. our responsibility is to express an opinion of these financial statements based on our audit. We did not audit the 1998 and 1997 financial statements. These statements were audited by other auditors whose report dated June 15, 1999 and February 24, 2000 has been furnished to us.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such financial statements present fairly, in all material respects, the financial position of PediaNetcom,Inc. as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully explained in Note 2 of Notes to Financial Statements, the Company needs to obtain additional financing to fulfill its activities and achieve a level of sales adequate to support its cost structure, These conditions raise substantial doubt about the Company's ability to continue as a going concern. Managements' plans are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.




WEINER, GOODMAN & COMPANY, P.C.
Certified Public Accountants
Eatontown, New Jersey

February 28, 2000

                                PEDIANET.com, INC
                                 BALANCE SHEETS

                                     ASSETS

                                                         December 31,
Current Assets:                                    1999             1998
                                               -----------       -----------
  Cash and cash equivalents                    $   151,687       $      (107)
  Marketable securities                             25,000               -
  Accounts receivable-shareholder                   25,000               -
  Notes receivable                                 850,000               -
  Prepaid interest                                  82,335               -
                                               -----------       -----------
    Total current Assets                         1,134,022              (107)

Property, furniture and equipment - net            157,653           239,036
                                               -----------       -----------
    TOTAL ASSETS                               $ 1,291,675       $   238,929
                                               ===========       ===========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Accounts payable                             $   129,864       $   117,972
  Accrued expenses                                 767,530           451,367
  Note payable                                     793,800               -
  Loans payable-related parties                     48,611             6,500
                                               -----------       -----------
    Total Liabilities                            1,739,805           575,839
                                               -----------       -----------
Commitments and Contingencies

Stockholders' Equity (Deficiency);
  Preferred stock, p4r value $.10
    per share, 10,000,000 shares authorized
    outstanding 10,003 shares                        1,000               -
  Common stock, par value $.001 per share
    50,000,000 shares authorized;
    outstanding 5,248,557 and 3,467,136
    shares                                           5,249             3,467
  Additional paid-in capital                     1,375,836           811,805
  Deficit                                       (1,830,215)       (1,152,182)
                                               -----------       -----------
    Total Stockholders' Deficiency                (448,130)         (336,910)
                                               -----------       -----------

    TOTAL LIABILITIES AND
      STOCKHOLDERS' DEFICIENCY                 $ 1,291,675       $   238,929
                                               ===========       ===========



                        See notes to financial statements

                                PEDIANET.com, INC
                            STATEMENTS OF OPERATIONS

                                                                                   Year Ended
                                                                                   December 31,
                                                               --------------------------------------------------------
                                                                  1999                 1998                     1997
                                                               ----------           ----------               ----------
Revenue:
  Sponsorship fees                                             $    1,000           $      -                 $   10,000
  Website income                                                    3,500                6,379                    6,720
                                                               ----------           ----------               ----------
    Total Revenue                                                   4,500                6,379                   16,720
Cost and Expenses;
  Selling, general
   and administrative                                             682,533              395,396                  529,893
                                                               ----------           ----------               ----------
Loss from operations                                             (678,033)            (389,017)                (513,173)

Other income
  Interest income                                                     _                    _                      1,766
                                                               ----------           ----------               ----------
Net (loss)                                                     $ (678,033)          $ (389,017)              $ (511,407)
                                                               ==========           ==========               ==========
Net earnings (loss)
  per common share
  basic and diluted                                            $    (0.20)          $    (0.12)              $    (0.16)
                                                               ==========           ==========               ==========

Weighted average of common
  shares outstanding
  basic and diluted                                             3,538,986            3,345,220                3,229,597
                                                               ==========           ==========               ==========


                        See notes to financial statements

                                PEDIANET.com, INC
                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                           Preferred Stock
                                                                                         -------------------
                                                        Comprehensive                      Shares       Par
                                             Total          (loss)          Deficit      Outstanding   Value
                                          ---------     -------------   ------------     -----------  ------
Balance December 31, 1996                 $ 471,293                     $  (251,758)          -        $ -
  Sale of common stock
   (at $1.4476 per share)                    69,001
  Issuance of common stock
   for services rendered
   (at $.2736 per share)                     15,820
  Forgiveness of rent
   obligation                                 2,400
  Net (loss)                               (511,407)                       (511,407)
                                          ---------     ---------       -----------      ------------  ------
Balance, December 31, 1997                   47,101                        (763,165)
  Exercise of stock options                      65
  Issuance of common stock
   for services rendered
  (at $.0159 per share)                       2,535
  Forgiveness of rent
   obligation                                 2,400
  Net (loss)                               (389,017)                       (389,017)          -
                                          ---------     ---------       -----------      ------------  ------
Balance, December 31, 1998                 (336,910)                     (1,152,182)          -          -
  Sale of common stock
   (at $1.50 per share)                      66,000
  Issuance of common stock
   for services (at $1.44
   per share)                               328,278
  Forgiveness of rent
   obligation                                 2,400
  Exercise of stock options                  15,597
  Issuance of stock in
   connection with reverse
   acquisition                              154,538                                            10,003   1,000
  Net (loss)                               (678,033)    $(678,033)         (678,033)
                                          ---------     ---------       -----------      ------------  ------
Balance, December 31, 1999                $(448,130)    $(678,033)      $(1,830,215)           10,003  $1,000
                                          =========     =========       ===========      ============  ======

                               [RESTUBBED TABLE]


                                               Common Stock
                                          --------------------    Additional
                                             Shares       Par       Paid-in
                                          Outstanding    Value      Capital
                                          -----------   ------   -----------
Balance December 31, 1996                  3,198,050    $3,190      719,053
  Sale of common stock
   (at $1.4476 per share)                     47,666        48       68,953
  Issuance of common stock
   for services rendered
   (at $.2736 per share)                      57,820        58       15,762
  Forgiveness of rent
   obligation                                                         2,400
  Net (loss)
                                          ----------    ------   ----------
Balance, December 31, 1997                 3,303,536     3,304      806,368
  Exercise of stock options                   65,300        65          -
  Issuance of common stock
   for services rendered
  (at $.0159 per share)                       98,300        98        2,437
  Forgiveness of rent
   obligation                                                         2,400
  Net (loss)
                                          ----------    ------   ----------
Balance, December 31, 1998                 3,467,136     3,467      811,805
  Sale of common stock
   (at $1.50 per share)                       44,000        44       65,956
  Issuance of common stock
   for services (at $1.44
   per share)                                 59,550        60      328,218
  Forgiveness of rent
   obligation                                                         2,400
  Exercise of stock options                  159,700       160       15,437
  Issuance of stock in
   connection with reverse
   acquisition                             1,518,171     1,518      152,020
  Net (loss)
                                          ----------    ------   ----------
Balance, December 31, 1999                 5,248,557    $5,249   $1,375,836
                                          ==========    ======   ==========

                        See notes to financial statements

                                PEDIANET.com, INC
                            STATEMENTS OF CASH FLOWS

                                                                                               Year Ended
                                                                                               December 31,
                                                                                 -------------------------------------------
                                                                                   1999           1998               1997
                                                                                 ---------     ---------           ---------
Cash flows from operating activities:
  Net (loss)                                                                     $(678,033)    $(389,017)          $(511,407)
    Adjustments to reconcile net loss to
     cash used in operating activities:
      Non-dash compensation for services                                           330,678         5,000              18,220
      Depreciation                                                                   3,562         3,410               5,684
      Amortization                                                                  77,821        77,821              77,821

    Changes in operating assets and
     liabilities:
      Decrease in advances                                                            -             -                 20,000
      Increase in accounts
       payable and accrued expenses                                                237,669       286,904             272,452
      Decrease in officers'
       compensation payable                                                           -             -               (181,687)
                                                                                 ---------     ---------            --------

      Net Cash (Used in)
       Operating Activities                                                        (28,303)      (15,882)           (298,917)
                                                                                 ---------     ---------            --------
Cash flows from investing activities:
  Computer software costs                                                             -             -               (103,196)
  Cash acquired from acquisition                                                   100,000          -                   -
                                                                                 ---------     ---------            --------

       Net Cash Provided by (Used in)
        Investing Activities                                                       100,000          -               (103,196)
                                                                                 ---------     ---------            --------

Cash flows from financing activities:
  Proceeds from sale of common stock                                                66,000          -                 69,001
  Proceeds from loans payable                                                         -            5,500             (16,764)
  Payments on loans                                                                 (1,500)         -                  -
  Proceeds from exercise of stock options                                           15,597          -                  -
                                                                                 ---------     ---------            --------

       Net Cash Provided by Financing
        Activities                                                                  80,097         5,500              52,237
                                                                                 ---------     ---------            --------
Net increase (decrease) in cash and
  cash equivalents                                                                 151,794       (10,382)           (349,076)
Cash - beginning of year                                                              (107)       10,275             360,151
                                                                                 ---------     ---------            --------

Cash - end of year                                                               $ 151,687     $    (107)           $ 10,275
                                                                                 =========     =========            ========

Supplementary information;
  Non-cash investing activities (acquisition);
    Fair value of assets acquired-
     net of cash acquired                                                        $ 902,336
                                                                                 =========
    Liabilities assumed                                                          $ 927,797
                                                                                 =========


    Assets acquired net of cash                                                  $  54,538
                                                                                 =========


                        See notes to financial statements

                               PEDIANET.com, INC.
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTANT POLICII&S

   Organization
   ------------

   PediaNet.com, Inc (the "Company") formerly Ultraphonica-USA Inc. ("Ultraphonics"), was engaged in the design and manufacture of proprietary ultrasound diagnostic devices for military and industrial use. Ultraphonics discontinued operations in 1991. On December 31, 1999, Ultraphonics merged with PediaNet, Inc. and changed its name to PediaNet.com, Inc. The Company currently operates a website, PediaNet.com, as a primary information and interactive communication resource for pediatric health related matters for professionals as well as the general public on a worldwide basis,

   Use of Estimates
   ----------------

   The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Marketable Securities
   ---------------------

   The Company classifies its investment in equity securities as "available for sale", and accordingly, reflects unrealized losses, net of deferred taxes, and net of a personal guarantee from a minority shareholder as a separate component of stockholders, equity. As of December 31, 1999 the fair market value of the marketable security was $25,000 compared to an original cost of $50,000. See Note 4 of Notes to Financial Statements,

   The fair values of marketable securities are estimated based on quoted market prices. Realized gains or losses from the sales of marketable securities are based on the specific identification method.

   Concentration of Credit Risk
   ----------------------------

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments which quality financial institutions and, by policy, limits the amount of credit exposure with any on financial institution.

   Revenue Recognition
   -------------------

   The Company's website income is derived from advertisers and revenue is recognized in the period earned.

   The Company has direct sponsorship revenue which is recognized in the period earned,

   Depreciation
   ------------

   Property, furniture and equipment are Stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

   Computer Software Costs
   -----------------------

   In 1999 the Company adopted the provisions of the American Institute of Certified Public Accountants, Statement of Position 98-1. "Accounting for the Cost of Computer Software Development or Obtained for Internal Use". This statement requires capitalization of certain costs incurred in the development of internal use software. Adaptation of the provisions of this statement did not have a material effect on the financial statement of the Company.

   Stock-Based Compensation
   ------------------------

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. The Company has adopted the disclosure-only provisions of SFAS No. 123.

   Earnings Per Common Share
   -------------------------

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which requires companies to present basic earnings per share ("RPS11) and diluted earnings per share instead of the primary and fully diluted EPS that was required. The new standard requires additional information disclosures and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

   Basic lose per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common and potential common shares during the year. Potential common shares relate to 410,000 outstanding stock warrants and 529,200 shares that are convertible in lieu of payment on the Company's note payable at December 31, 1999. These potential common shares were excluded from the computation of loss per share aa the effect is antidilutive.

   Evaluation of Long-Lived Assets
   -------------------------------

   Long-lived assets are assessed for recoverability on an ongoing basis. Tn evaluating the fair value and future benefits on long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. An of December 31, 1999 management concluded that no valuation allowance was required.

   Fair Value of Financial Instruments
   -----------------------------------

   For financial instruments including notes receivable, loans payable, short term debt, accounts payable and accrued expenses it was assumed that the carrying values approximated fair value because of their short-term maturities.

2. BASIS OF PRESENTATION

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

   As of December 31, 1999 the Company has a deficit in stockholders, equity of approximately $1,830,200 and is in default on its debt to one of the Company's shareholders,

   The Company's ability to continue as a going concern is dependant upon its ability to obtain additional debt and/or equity financing and realize revenues from its website sufficient to cover its overhead. Management, through its website at www.PediaNet.com intends to establish itself as a primary information system on the internet that exclusively dedicates its site to pediatrics. The Company believes that it is on its way to becoming the world's largest, most comprehensive assemblage of health-related pediatric resources. The main revenue stream will be from specialized services such as advertising and sponsors digital space, pediatric internet digital TV, pediatric national database subscriptions, instructional courses and online conferences. These uncertainties raise substantial doubt about the ability of the Company to continue as a going concern.

   The financial statements do not include any adjustments relative to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. REVERSE ACQUISITION

   On December 31, 1999 (the "Merger Date"), PediaNet, Inc. ("PediaNet") merged into Ultraphonics-USA, Inc. (the "Merger"). In total, 3,730,386 of Ultraphonics-USA, Inc. common stock was exchanged for the outstanding common stock of PediaNet.

   The Merger was accounted for as a reverse acquisition whereby PediaNet was treated as the acquirer and Ultraphonics-USA, Inc. as the acquiree, because Pedia.Net shareholders owned a majority of the company as of the Merger Date and PediaNet's management will have actual operating control of the combined company after the merger date.

   The reverse acquisition resulted in the Company acquiring all the asset,9 net of liabilities of Ultraphonics-USA, Inc. with a net value of $154,538. One of the liabilities assumed by the Company was a shareholder loan in the principal amount of $43, 611 which was in default at December 31, 1999. Accrued interest of $55,358 and $18,876 of accrued fees and court coats at December 31, 1999 are included in accrued expenses in the accompanying financial statements . The Company also assumed a third party $793,800 principal, 10% convertible promissory note due December 28, 2000. The note is convertible into 529,200 shares of the Company's common stock, at the option of the holder, at $1.50 per share. Interest is payable on the due date. The historical financial statements prior to December 31, 1999 are those of PediaNet, Inc.

   The financial statements include the Statements of Operations of the Company, exclusive of Ultraphonics, for the three year ended December 31, 1999. The assets acquired by the Company included the following at December 31, 1999:


            Cash                                    $100,000
            Marketable securities                     50,000
            Notes receivable-
             shareholders                            850,000
            Prepaid interest                          82,335
                                                  ----------
            Assets acquired                        1,082,335
            Liabilities assumed                      927,797
                                                  ----------
                                                  $  154,538
                                                  ==========

4. MARKETABLE SECURITIES

                                            Estimated     Gross        Gross
                                              Fair      Unrealized   Unrealized
                                   Cost       Value       Gains        Losses
                                  --------  ---------   ----------   ----------

December 31, 1999:
  Marketable securities-
   current:
   Common stock                   $ 50,000   $ 25,000     $ -0-       $ 25,000
                                  ========   ========     ======      ========

   There were no realized gains or losses for the years ended December 31, 1999.

   The unrealized loss of $25,000 has been personally guaranteed by a shareholder of the Company and has been recorded as accounts receivable - shareholder. Therefore no unrealized gain or loss has been recorded for the year ended December 31, 1999.

5. NOTES RECEIVABLE

   As part of the acquisition by the Company of the net assets of Ultraphonics the Company acquired notes receivable of $850,000 bearing interest at 10%, due June 28, 2000. Warrants to purchase an additional 410,000 shares of the Company's common stock at $.01 a share which expires December 31, 2000 are included in these notes. The warrants are exercisable at $.01 which was below market value at the date of the sale. Additional interest expense of approximately $82,335 will be expensed during the year ended December 31, 2000.

6. PROPERTY, FURNITURE AND EQUIPMENT

                                          1999              1998
                                          ----              ----
   Furniture and
    equipment                           $ 18,945          $ 18,945
   Software (1)                          389,107           389,107
                                        --------          --------
                                         408,052           408,052
   Less accumulated
    depreciation                         250,399           169,016
                                        --------          --------
                                        $157,653          $232,036
                                        ========          ========

   Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was $81,383, $81,231 and $83,505, respectively,

   (1) Software costs consist of software purchased from an officer/director for 200,000 shares of the Company's common stock valued at $200,000 during 1996. During 1997, the Company incurred an additional $189,107 in software costs associated with the development of their website.

7. NOTES PAYABLE

   One of the liabilities assumed by the company as part of the reverse acquisition was a $793,800 principle, lot convertible promissory note to a third party due December 28, 2000. Interest is payable on the due date and thereafter until the obligation is discharged. The note is convertible into 529,200 shares of the Company's common stock, at the option of the holder, at a conversion price of $1.50 per share.

8. RELATED PARTY TRANSACTIONS

   (a) Loans payable to related parties consists of:

                                                1999       1998
                                              -------     ------
       Due to Directors                       $ 5,000     $6,500
       Shareholder loans acquired
        through merger (see Note 3
        of Notes to Financial
        Statements)                            43,611        -
                                              -------     ------
                                              $48,611     $6,500
                                              =======     ======

       The shareholder loan bears interest at 12% per annum. There is no accrued interest on the loans from the directors.

   (b) The company sub-leases its facilities on a Month-to-month basis from a shareholder who has forgiven all rent payments. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999 and 1998 has been credited to additional paid in capital.

9. INCOME TAXES

   The Company has a net operating loss ("NOL") carryforward of approximately $1,830,200 for tax reporting purposes expiring in the years 1999 through 2012. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" (SPAS 1109) as the realization of deferred tax benefit is not more than likely.

   The Tax Reform Act of 1986 provided for limitation of the use of NOL carryforwards, following certain ownership changes. Under such circumstances, the potential benefits from utilization of tax carryforward may be substantially limited or reduced on an annual basis.

   There is no provision for income taxes during the years ended April 30, 1999 and 1998 as the Company had no taxable income due to net operating losses.

   A reconciliation of taxes on income at the federal statutory rate to amounts provided is as follows:

                                        Year Ended December 31,
                                    -------------------------------
                                        1999              1998
                                    ----------         ------------
  Tax benefit computed
   at the Federal
   statutory rate                   $(271,200)         $(155,600)
  Increase in taxes
   resulting from:
    Effect of unused
     tax losses                       271,200            155,600
                                    ---------          ---------
                                    $    -             $    -
                                    =========          =========

   The temporary differences between the tax basis of assets and the financial reporting amount that give rise to the deferred tax assets and their reported tax effect are as follows:

                                         December, 31
                                         ------------
                               1999                            1998
                               ----                            ----
                    Temporary       Tax            Temporary          Tax
                    Difference     Effect          Difference        Effect
                    ----------     ------          ----------        ------
Net operating
 loss carry-
 forward          $ 1,830,200    $ 732,080       $ 1,152,200       $ 460,880
Valuation
 allowance         (1,830,200)    (732,080)       (1,152,200)       (460,880)
                  -----------    ---------       -----------       ---------
                  $    -         $    -          $    -            $    -
                  ===========    =========       ===========       =========

10. STOCK OPTIONS AND WARRANTS

    The Company has adopted the disclosure only provision of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SPAS No. 123).

    The Company grants stock options and warrants as follows:

    (a) The Company has established the 1997 Non-Statutory Stock Option Plan, (The Plan), a non-qualified plan. The purpose of the Plan is to provide a method whereby employees, officers, directors, and consultants of the Company may acquire a proprietary interest in the Company through the purchase of shares Of common stock. Options may be granted at prices not equal to the fair market value of the common stock at the date of the grant. The Company has reserved 1,000,000 shares of common stock under the plan.

    (b) John DeMauro, a director of the Company, received, as part of his employment agreement dated October 8, 1996, an option to purchase 125,000 shares of common stock at one cent ($.01) per share and an additional 100,000 shares at either ten percent (10%) of an initial public offering by the Company, a take over price offer, any buy-out price, private sale price or book value price, as defined under the terms of the agreement.

    (c) 410,000 warrants were sold by Ultraphonics prior to the acquisition for $8,200 and expire December 31, 2000. The warrants are exercisable at $.01 which was below market value at the date of the sale. Additionally, interest expense in the estimated amount of $82,335 will be expensed during the year ended December 31, 2000. See Note 5 of Notes to the Financial Statements.

    Information regarding the Company's stock warrants for the year ending December 31, 1999, 1998 and 1997 are as follows:

                                        1999                    1998                    1997
                                    -----------------      ------------------      -----------------
                                            Weighted                Weighted               Weighted
                                            Average                  Average                Average
                                            Exercised               Exercised              Exercised
                                    Shares  Price           Shares    Price         Shares   Price
                                    ------- ---------      -------- ---------      ------- ---------
Options and warrants
outstanding beginning
of year                             159,700   $.10          225,000    $.07        225,000   $.07

Warrants acquired                   410,000    .01             -        -             -       -
Options exercised                   159,700   $.10           65,300     .01
                                    -------                 -------

Options and Warrants
outstanding end
of year                             410,000   $.01          159,700    $.10        225,000   $.07
                                    -------                 -------                -------

Warrant price range
at end of year                                $.01

Options and warrants
available for grant
at end of year                      775,000

    The following table summarizes information about fixed price stock warrants outstanding at December 31, 1999;

                                               Weighted
                                                Average        Weighted                            Weighted
    Range at                Number             Remaining        Average           Number            Average
    Exercise             Outstanding          Contracted       Exercise        Exercisable         Exercise
     Price             December 31, 1999         Life            Price      December 31, 1999       Price
    --------           -----------------      ----------       --------     -----------------      --------
     $ .01                  410,000             1 year          $ .01            410,000            $ .01

11. COMMITMENTS AND CONTINGENCIES

    (a) During 1997 the Company entered into an exclusive one-year renewable contract with Exceptional Parent Magazine of Pay-Ed Corp to work on a marketing plan for sales presentations for print and on-line sponsorship. The Company is to pay fees to Exceptional Parent Magazine for their support personnel. Additionally, the Company was required to pay an annual royalty fee of $20,000 for the use of the Exceptional Parent Magazine name. At December 31, 1998 the Company owed Exceptional Parent $47,000 which is included in accounts payable. The Company did not renew the contract for 1999. On January 6, 2000 Exceptional Parent Magazine agreed to accept 31,339 shares of PediaNet.com common stock for payment in full of the debt owed.

    (b) The Company has signed a proposed agreement to acquire Newco, (a corporation to be formed), with assets of $262,500 in cash and 8,250 original production cels with a wholesale value of $412,500 for 450,000 shares of its common stock and warrants to purchase 225,000 shares of PediaNet's common stock exercisable at $2.50 per share. The principal shareholder of Newco is also a shareholder of PediaNet.com, Inc and one of the shareholders who is obligated on the $850,000 note receivable to the Company.

        Newco is intended to be a subsidiary of Premier Classic Art, Inc. ("Premier") one of the principal shareholders of Premier is a shareholder of PediaNet who is obligated as part of the $850,000 note due to the Company.

        By written notice by PediaNet, prior to the expiration of 18 months from the closing of the transaction Newco will be required to repurchase from PediaNet all of PediaNet's inventory of cels for cash or pro rata number of shares of PediaNet's common stock.

Item 14. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure



Not Applicable

                                    PART III

Item 15. Financial Statements and Exhibits

                                 Other Exhibits

3.

(a) Plan of Merger of PedniaNet, Inc. a New York Corporation Into
Ultraphonics-USA, Inc. a Georgia Corporation

(b) Article of Merger of PediaNet, Inc. and Ultraphonics-USA, Inc.

(c) Certified Copy of Certificate of Merger as Filed with the Secretary of State, Georgia

(d) Certificate of Merger of PediaNet, Inc. into Ultraphonics-USA as filed with the state of New York

(e) State of New York filing receipt, Entity Name: Ultraphonics-USA, Inc.; Document Type: Merger

                                   Signatures

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         PEDIANET.COM,INC.
                                                         (Registrant)

                                                      Date:_____________________

                                                      By:_______________________
                                                         Dr. Melvin D. Koplow
                                                         Chief Executive Officer

                                   EXHIBIT A

                                 PLAN OF MERGER
                                       OF
                                 PEDIANET INC.,
                             A NEW YORK CORPORATION,
                                      INTO
                            ULTRAPHONICS - USA, INC.,
                              A GEORGIA CORPORATION

         PLAN OF MERGER adopted by PediaNet Inc., a corporation for profit organized under the laws of the State of New York, by resolution of its Board of Directors on November 22, 1999 and adopted by Ultraphonics - USA, Inc., a corporation for profit organized under the laws of the State of Georgia, by resolution of its Board of Directors on November 22, 1999. The names of tile corporations planning to merge are PediaNet Inc., a corporation for profit organized under the laws of the State of New York, and Ultraphonics - USA, Inc., a corporation for profit organized under the laws of the State of Georgia. The name of tile surviving corporation into which PediaNet Inc. plans to merge shall- by this merger, be changed from Ultraphonics - USA, Inc. to Pedia.Net.com,Inc.

         1. The name of each constituent corporation is PedlaNet Inc., a New York corporation, sometimes hereinafter referred to as the "terminating corporation", and Ultraphonics- USA, Inc., a Georgia Corporation, sometimes hereinafter referred to as the "surviving corporation." The name of the surviving corporation is PediaNet.com, inc . a Georgia corporation incorporated under the name Ultraplionics - USA, Inc., but whose Articles of Incorporation will be amended by this merger such that its corporate name will be changed to PediaNet.com, Inc.

         2. PediaNet Inc. and Ultraphonics - USA, Inc. shall, pursuant to the provisions of the laws of the State of New York and the provisions of the Georgia Business Corporation Code, be merged with and into a single corporation, to wit, Ultraphonics - USA,Inc., which, by this merger, shall have its name changed to PediaNet.com, Inc., shall be the surviving corporation upon the effective date of the merger and which shall continue to exist as the surviving corporation under the corporate name PediaNet.com, Inc. pursuant to the provisions of the Georgia Business Corporation Code. The separate existence of PediaNet Inc., the New York corporation, shall cease upon the effective date of the merger in accordance with the laws of the jurisdiction of its organization

         3. The designation, number and voting fights of the outstanding shares of each class and series of the constituent corporations is as follow:



        CLASS                                                NUMBER OUTSTANDING
        -----                                                ------------------

                            ULTRAPHONICS - USA, INC.
                            ------------------------


voting common stock having a par value                        49,846 shares
of $0.001 (one mil) per share

non-voting preferred shares having a par                      10,000 shares
value of $0.10 (ten cents) per share

stock options                                                 none

         5. The present bylaws of the terminating corporation will be the bylaws of said surviving corporation and will continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the Georgia Business Corporation Code.

         6. The directors and officers in office of the terminating corporation upon the effective date of the merger shall be the members of the first Board of Directors and the first officers of the surviving corporation, all of whom shall hold their respective successors or until their tenure is otherwise terminated in accordance with the bylaws of the surviving corporation.

         7. Each issued share of the terminating corporation when the merger takes effect shall be converted into one (1) common share of the surviving corporation, provided, however, if the application of such conversion, formula would result in the issuance to any shareholder of the terminating corporation of a fractional share of the surviving corporation, no fractional share shall be issued, rather, that fractional share which would otherwise be issued shall be rounded up to a whole share of the surviving corporation. After the effective date of this Plan, each holder of outstanding certificates representing shares of stock of the terminating corporation shall surrender the same to the surviving corporation and each such holder shall be entitled, upon such surrender, to receive the numbers of shares of stock of the surviving corporation as is provided for in the preceding sentence. The surviving corporation will bear the costs of such share surrender and issuance is to each holder of the outstanding certificates representing shares of stock of the terminating corporation who surrenders all of his said certificates within thirty (30) days of the date of the notice from the surviving corporation to such holders containing instructions as to the method of such surrender; the such holders shall bear such costs as to such certificates surrendered after such thirty (30) day period. Until so surrendered, the outstanding shares of the stock of the terminating corporation may be treated by the surviving corporation for all corporate proposes as evidencing the ownership of shares of the surviving corporation as through said surrender and exchange had taken place. The issued shares of the surviving corporation shall not be converted or exchanged in any manner, but each said share which is issued as of when the merger takes effect shall continue to represent one issued share of the surviving corporation

         8. The merger of the terminating corporation with and into the surviving corporation shall be authorized in the manner prescribed by the laws of the jurisdiction of organization of the terminating corporation. As permitted by subsection (h) of Section 14-2-1103 of the Georgia Business Corporation Code, the approval of the Plan of Merger herein made is not being submitted to the shareholders of the surviving corporation for their approval.

         9. In the event that the merger of the terminating corporation with and into the surviving corporation shall have been duly authorized in compliance with the laws of the jurisdiction of organization of the terminating corporation, and in the event that the Plan of Merger shall have been approved by the Board of Directors of the surviving corporation in the manner prescribed by the provisions of the Georgia Business Corporation Code, the terminating corporation and the surviving corporation hereby stipulate that they will cause to be executed and filed and/or recorded any document or documents prescribed by the laws of the State of New

York and of the State of Georgia, and that they will cause to be performed all necessary acts therein and elsewhere to effectuate the merger.

         10. Upon the effective date of this Plan, the surviving corporation shall possess all the rights, privileges, powers and franchises of a public and private nature and shall be subject to all the duties of each of the constituent corporations parties to this merger, and all and singular the rights, privileges, powers, and franchises of each of the corporations parties to this merger on whatever account shall be vested in the surviving corporation, and all property, rights, privileges, powers, contracts and franchises and every officer interest shall be thereafter as effectually the property of the surviving corporation as they were (if the respective constituent corporations parties to this merger, but all rights of creditors and all liens upon any property of either of any of the constituent corporations parties to this merger shall be preserved unimpaired and all debts, liabilities, duties of the respective constituent corporations parties to this merger shall thenceforth attach to the surviving corporation and be enforceable against it to the same extent as if said debts, liabilities, and duties had been incurred or contracted by it.

         11. If, at any time, the surviving corporation shall consider or be advised that any further assignments or assurance in law or any other things are necessary or desirable to vest in the surviving corporation, according to the terms hereof, the title to any property or rights of the terminating corporation, the proper officers and directors of the terminating corporation shall and will execute and make all such proper assignments and assurances and do all things necessary or proper to vest title in such property or rights in surviving corporation and otherwise to carry out the purposes of this merger.

         12. The effective date of this merger in Georgia and New York shall be December 31, 1999.

         13. The President or other officers or directors of each of the constituent corporations to this Plan are hereby authorized and directed to prepare and execute such agreements, certificates or other documents as may be necessary in order to carry out this Plan.

         14. Anything herein or elsewhere to the contrary notwithstanding this merger may be terminated and abandoned by either of the Boards of Directors of the constituent corporations at any time prior to the effective date of this merger, if, in the opinion of either of the Boards of Directors, the merger is impractical by reason of the possible exercise of statutory rights or appraisal and payment of stock to any objecting shareholders.

         15. The Board or Directors and the proper officer of the terminating corporation and of the surviving corporation, respectively, are hereby authorized, empowered, and directed to do any and all acts and things and to make, execute, deliver, file and or record any and all instruments, papers, and documents which shall be necessary, proper or convenient to carry out or put into effect any of the provisions of this Plan of Merger.

                                    EXHIBIT B

                                                                       000030814


                               ARTICLES OF MERGER
                                       OF
                                 PEDIANET, INC.
                                       AND
                            ULTRAPHONICS - USA, INC.

                                                                         J908534

To the Secretary of State
State of Georgia

         Pursuant to the provisions of the Georgia Business Corporation Code, the domestic corporation and the foreign corporation herein named do hereby adopt the following articles of merger.

         FIRST: Annexed hereto and made a part hereof is the Plan of Merger for merging PediaNet Inc., a corporation of the State of New York, with and into Ultraphonics - USA, Inc., a corporation of the State of Georgia, as adopted at a meeting by the Board of Directors of PediaNet Inc. on November 22, 1999, and adopted at a meeting by the Board of Directors of Ultraphonics - USA, Inc. on November 23, 1999.

         SECOND: Pursuant to subsection (h) of Section 14-2-1103 of the Georgia Business Corporation Code, the approval by the shareholders of Ultraphonics - USA,Inc. to the merger is not required.

         THIRD: The merger of PediaNet,Inc. with and into Ultraphonics - USA, Inc. is permitted by the laws of the jurisdiction of organization of PediaNet Inc. and has been authorized in compliance with said laws.

         FOURTH: Ultraphonics - USA, Inc. will continue its existence as the surviving corporation under the corporate name PediaNet.com, Inc. pursuant to the provisions of the Georgia Business Corporation Code.

         FIFTH: These Articles constitute an undertaking by Ultraphonics - USA, Inc. that the request for publication of a notice of filing these Articles of Merger and payment therefor will be made as required by subsection (b) of
Section 14-2-1105.1 of the Georgia Business Corporation Code.

         SIXTH: These Articles of Merger shall be effective on December 3l,
1999.

         Executed on this fourteenth day of December, 1999.



                                                   PEDIANET, INC.

                                                   By: /s/ Steven Richter
                                                      ------------------------
                                                      Name:  Steven Richter
                                                      Title: President

                                                   ULTRAPHONICS - USA, INC.

                                                   By: /s/ C.M. Benedict
                                                      -------------------------
                                                      Name: C.M. Benedict
                                                      Title: President

                                    EXHIBIT C

     Secretary of State                     DOCKET NUMBER         :   000100537
   Corporations Division                    CONTROL NUMBER        :   J908534
     315 West Tower                         DATE INC/AUTH/FILED   :   04/27/1989
#2 Martin Luther King, Jr. Dr.              JURISDICTION          :   GEORGIA
Atlanta, Georgia 30334-1530                 PRINT DATE            :   01/10/2000
                                            FORM NUMBER           :   215
LIBERTY CORPORATE SERVICES, INC.
JANE MALONEY
828 COBB PARKWAY NORTH
MARIETTA, GA 30062

                                 CERTIFIED COPY

I, Cathy Cox, the Secretary of State of the State of Georgia, do hereby certify under the seal of my office that the attached documents are true and correct copies of documents filed under the name of

                            ULTRAPHONICS - USA, INC.
                          A DOMESTIC PROFIT CORPORATION

Said entity was formed in the jurisdiction set forth above and has filed in the office of Secretary of State on the date set forth above its certificate of limited partnership, articles of incorporation, articles of association, articles of organization or application for certificate of authority to transact business in Georgia.

This certificate is issued pursuant to Title 14 of the Official Code of Georgia Annotated and is prima-facie evidence of the existence or nonexistence of the facts stated herein,


[SEAL OMITTED]                                      /s/ Cathy Cox
                                                   ------------------
                                                       Cathy Cox
                                                   Secretary of State

State of New York   }
                    } ss:
Department of State }

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on   Jan 04 2000



[SEAL OMITTED]
                                                 [Signature Illegible]
                                           -------------------------------------
                                           Special Deputy Secretary of State

DOS-1266 (5/96)

                                    EXHIBIT D

                                                                   F991231000485


                              CERTIFICATE OF MERGER

                                       OF

                                  PEDIANET,INC.
                                      INTO
                            ULTRAPHONICS - USA, INC.

                            Under Section 907 of the
                            Business Corporation Law

         The undersigned, Steven Richter and Shlomno Carlbach, being, respectively, the President and the Secretary of PediaNet Inc., a corporation duty organized and existing under and by virtue of the laws of the State of New York, and C.M. Benedict being, respectively, both the President and Secretary of Ultraphonics - USA, Inc., a foreign corporation duly organized and existing under and by virtue of the laws of the State of Georgia, do hereby certify and set forth as follows:

         FIRST: The name of each constituent corporation is as follows:

         PediaNet Inc., a New York corporation; and Ultraphonics - USA, Inc., a Georgia corporation.

         SECOND: The name of the surviving corporation is PediaNet.com,Inc., of the State of Georgia incorporated under the name of Ultraphonics - USA, Inc.

         THIRD: The designation, number and voting rights of the outstanding shares of each class and series of the constituent corporations is as follows:


                CLASS                                       NUMBER OUTSTANDING
                -----                                       ------------------

                             ULTRAPHONICS-USA, INC.

voting common stock having a par value
of $0.001 (one mil) per share                               49,846 shares


non-voting preferred shares having a par
value of $0.10 (ten cents) per share                        10,000 shares


stock options                                               none

                                 PEDIANET, INC.

voting common stock having a par value of                   3,757,386 shares
of $0.01 (one cent) per share


preferred shares having
a par value of $0.01 (one cent) per share                   none


stock options                                               none

         FOURTH: The jurisdiction of Ultraphonics - USA, Inc. is Georgia, and the date of filing by the Secretary of State of Georgia of the Articles of Incorporation of Ultraphonics - USA, Inc. is April 27, 1989.

         FIFTH. The date of filing by the of the Department of State of New York of the Certificate of Incorporation of PediaNet Inc. is April 22, 1996.

         SIXTH: No Application for Authority was filed in the Department of the State of New York by Ultraphonics - USA, Inc., the surviving corporation, to transact business as a foreign corporation in this state; and Ultraphonics - USA, Inc., the surviving corporation, is not to do business in the State of New York until it has filed such an Application for Authority with the Department of State of the State of New York.

         SEVENTH: The merger herein certified was authorized in respect of the constituent domestic corporation by the vote of the holders of at least two-thirds of all outstanding shares of the corporation entitled to vote on the plan of merger under the certificate of incorporation

         EIGHTH: The surviving corporation hereby agrees that it may be served with process in this state in any action or special proceeding for the enforcement of any liability or obligation of any domestic corporation or of any foreign corporation, previously amenable to suit in this state, which is a constituent corporation in such merger, and for the enforcement of the right of shareholders of any constituent domestic corporation to receive payment for their shares against the surviving corporation.

         NINTH: The surviving corporation hereby agrees that, subject to the provisions of Section 623, it will promptly pay to the shareholders of each constituent domestic corporation the amount, if any, to which they shall be entitled under the provision of this chapter.

         TENTH: The surviving corporation hereby designates the Secretary of State as the agent of the corporation upon whom process against it may be served. The post-office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him, c/o Bruce Berger, Esq., 2 Ravinia Drive, Suite 1570, Atlanta, GA 30346.

         ELEVEN: The merger is permitted by the laws of the jurisdiction of the constituent foreign corporation and is in compliance therewith.

         TWELFTH: All fees and taxes (including penalties and interest) administered by the Department of Taxation and Finance of the State of New York which are now due and payable by the constituent domestic corporation have been paid and a cessation franchise tax report (estimated or final) through the anticipated date of merger has been filed by the constituent domestic corporation. The said report if estimated, is subject to amendment. The surviving foreign corporation agrees that it will within 30 days after the filing of the certificate of merger file the cessation tax report, if an estimated report was previously filed, and promptly pay to the Department of Taxation and Finance of the State of New York all fees and taxes (including penalties and interest), if any, due to the Department of Taxation and Finance by the constituent domestic corporation.

         THIRTEENTH: This Certificate of Merger shall be effective on December 3l, 1999.

         IN WITNESS WHEREOF, the undersigned affirm that the statements made herein are true under the penalties of perjury, this fourteenth day of November, 1999.

                                          /s/ Steven Richter
                                          ---------------------------------
                                          Steven Richter, President of
                                          PediaNet Inc., a New York
                                          Corporation

                                          /s/ Shlomo Carlbach
                                          ---------------------------------
                                          Shlomo Carlbach, Secretary of
                                          PediaNet Inc., a New York
                                          corporation

                                          /s/ C.M. Benedict
                                          -----------------------------
                                          C.M. Benedict, President of
                                          Ultraphonics - USA, Inc., a
                                          Georgia corporation

                                          /s/ C.M. Benedict
                                          -----------------------------
                                          C.M. Benedict, Secretary of
                                          Ultraphonics - USA, Inc.,
                                          a Georgia corporation

                                                                     F9912310004




                              CERTIFICATE OF MERGER

                                       OF

                                  PEDIANET INC.

                                      INTO

                             ULTRAPHONICS-USA, INC.


                  Under Section 907 of the Business Corporation
                          Law of the State of New York









                                 Bondy & Schloss
                               6 East 43rd Street
                            New York, New York 10017











                        CUSTOMER REFERENCE NUMBER 49774MR

                                    EXHIBIT E

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS                ALBANY, NY 12231-0001

                                 FILING RECEIPT
================================================================================


ENTITY NAME: ULTRAPHONICS - USA, INC.

DOCUMENT TYPE: MERGER (UNA. BUSINESS)                             COUNTY: UNKN
               PROCESS

SERVICE COMPANY: UNITED CORPORATE SERVICES                    SERVICE CODE: 37

CONSTITUENT NAME: PEDIANET INC.

================================================================================



FILED:12/31/1999 DURATION:********* CASH#:991231000512 FILM #:991231000485

ADDRESS FOR PROCESS                                                 EFFECT DATE
-------------------                                                 -----------
C/O BRUCE BERGER, ESQ.                                               12/31/1999
2 RAVINIA DRIVE, SUITE 1570
ATLANTA, GA 30346

REGISTERED AGENT
----------------


                                 [SEAL OMITTED]





================================================================================
FILER                       FEES     135.00           PAYMENTS          135.00
-----                       ----                                       -------
                            FILING    60.00           CASH                0.00
BONDY & SCHLOSS             TAX        0.00           CHECK               0.00
6 EAST 43RD STREET          CERT       0.00           CHARGE              0.00
                            COPIES    50.00           DRAWDOWN          135.00
NEW YORK, NY 10017          HANDLING  25.00           BILLED              0.00
                                                      REFUND              0.00

================================================================================
49774MR                                                        DOS-1025 (11/89)